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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                SCHEDULE 14D-1
                               (Amendment No. 2)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                              TRIMAS CORPORATION
                        (Exact name of Subject Company)

                                MASCOTECH, INC.
                          MASCOTECH ACQUISITION, INC.
                                   (Bidders)

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                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

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                                   896215100
                     (CUSIP Number of Class of Securities)

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                             David B. Liner, Esq.
                                MascoTech, Inc.
                              21001 Van Born Road
                            Taylor, Michigan 48180
                                (313) 274-7405
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                With Copies to:

  David W. Ferguson, Esq.                 Jerome M. Schwartz, Esq.
   Davis Polk & Wardwell        Dickinson, Wright, Moon, Van Dusen & Freeman
   450 Lexington Avenue               500 Woodward Avenue, Suite 4000
 New York, New York 10017                 Detroit, Michigan 48226
      (212) 450-4000                           (313) 223-3628

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               This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on December 17, 1997 by MascoTech, Inc., a Delaware corporation ("Parent"), and MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended by Amendment No. 1, dated December 22, 1997, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of TriMas Corporation, a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

               The items of the Schedule 14D-1 set forth below are hereby amended as follows:

Item 8.  Persons Retained, Employed or to Be Compensated.

               Item 8 is hereby supplemented and amended to incorporate by reference the information set forth under "Special Factors--Opinion of Financial Advisor to the Special Committee" in the Supplement, dated December 31, 1997, to the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(10).

Item 11.  Material to be Filed as Exhibits.

               Item 11 is hereby supplemented and amended by adding the following exhibits:

               (a)(10) Supplement, dated December 31, 1997, to Offer to
                       Purchase.

                (g)(6) Memorandum of Understanding between law firms on behalf of Charlene Blue, Gerald Sapsowitz, Charter Capital Corp., Roseanne Caruso and Betty Barsky, the Company, Parent and individuals named as defendants dated December 31, 1997.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


December 31, 1997           MASCOTECH, INC.


                            By:     /s/ David B. Liner
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                            Name:    David B. Liner
                            Title:   Vice President and Corporate Counsel


                            MASCOTECH ACQUISITION, INC.


                            By:     /s/ David B. Liner
                            ----------------------------------------------
                            Name:    David B. Liner
                            Title:   Secretary


                                 EXHIBIT INDEX


Exhibit No.
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   (a)(10)    Supplement, dated December 31, 1997, to Offer to Purchase.

   (g)(6) Memorandum of Understanding between law firms on behalf of Charlene Blue, Gerald Sapsowitz, Charter Capital Corp., Roseanne Caruso and Betty Barsky, the Company, Parent and individuals named as defendants dated December 31, 1997.